The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
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December 21, 2007

Ms. Laura Nicholson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Fax: (202) 551-3584
Number:   (202) 772-9368

Re:          Velocity Oil & Gas, Inc.
Form SB-2
Filed October 1, 2007
File No. 333-146405

Dear Ms. Nicholson,

We have enclosed three red-lined copies of the amended registration statement for your review.  In response to your comment letter dated October 25, 2007, Velocity Oil & Gas, Inc. (the “Company,” “we,” and “us”) has the following responses:

General

1.        Substantially revise the prospectus as necessary to highlight and provide updated disclosure regarding your dire financial situation, or explain to us why it should require no additional disclosure. In that regard, we note that you expect the expenses of this offering to total more than $58,000, while your working capital as of June 30 was approximately $9,000. We would expect corresponding disclosure on the cover page, in the Risk Factors section and in MD&A. We may have additional comments.

RESPONSE:

The Company has revised the Prospectus summary, risk factors and MD&A section to include additional disclosures regarding the amount of additional funds it requires to continue its business operations, the fact that it currently does not generate any revenues and the risks associated with such facts as you have requested.

Risk Factors

2.           Add a new risk factor at the front of the Risk Factors section to discuss your current working capital situation, if appropriate.

RESPONSE:

We have added a risk factor, “We Currently Have Only A Limited Amount of Working Capital,” as you have requested.

3.           In the risk factor captioned "We will need additional financing" at page 10, you suggest that your cash on hand will enable you to continue your "business operations" for three months. With a view toward sufficiently detailed disclosure, explain what business operations you have in mind, and make clear how your current cash on hand will last three months considering your business plans and the expenses you list at page 44. Clarify how you anticipate using the cash on hand during the next three months.

RESPONSE:

The Company has updated the disclosure in the amended Registration Statement under Liquidity and Capital Resources and under the risk factors, “We will need additional financing to continue our business plan. . .” and “Pursuant to the terms of our wholly owned subsidiary, South Marsh’s participation agreement . . .” as you have requested.

4.           On June 21, 2007, Texhoma Energy, Inc. filed a report on Form 8-K that disclosed the departure / resignation of Mr. Jacobs, your sole officer and director. At page 21 of this Form SB-2, you disclose that Mr. Jacobs served as an executive officer and director at Texhoma beginning in January 2004. Include prominent disclosure in the Risk Factors section and elsewhere, as appropriate, regarding Mr. Jacobs' roles with Texhoma (as CEO, CFO, director and consultant) and any responsibility he had or shared concerning the situation at Texhoma at the time of his departure in June. We note that the Texhoma Form 8-K discloses the following:

"The Company's new management, including Mr. Vesco and Mr. Simmons has found several deficiencies in connection with the Company's public filings, financial reporting and general corporate governance, which the Company believes its shareholders should be aware of, including the following:

1.	The Company is at least two years behind in its yearly audit requirements;

2.	The Company's accounting systems lack appropriate controls and procedures and the Company's physical records are disbursed over multiple states;

3.	The Company may have incomplete legal files and is delinquent in filings with the SEC;

4.	The Company currently has past due accounts payable which are in excess of projected revenues;

5.	The Company has outstanding claims by former employees/independent contractors for back wages and consulting fees; and

6.	Management is reviewing shareholdings positions, unclear beneficial ownership of large share positions and related matters.

Because of the items above, the Company's current management believes that there is a possibility that the Company may not be able to become current in its public reporting and filing obligations with the SEC, and as such there can be no assurance that the Company can be restructured as a profitable and stabilized corporation."

Make clear in the risk factor disclosure you add what risks Mr. Jacobs' prior experience at Texhoma Energy pose to the registrant and its stockholders. In the alternative, explain to us why you believe that this experience suggests no risks.

RESPONSE:

Mr. Jacobs did not draft or review the disclosures that were filed by Texhoma Energy, Inc. (“Texhoma”) in its June 21, 2007, Form 8-K, and as such, he can only opine as to the matters that he was directly associated with, and not the review of Texhoma’s controls and procedures and related corporate governance by Texhoma’s management subsequent to Mr. Jacobs’ departure.

However, Mr. Jacobs believes that Texhoma’s auditing and corporate governance and any issues which may have existed in such, as well as the fact that Texhoma was a deficient filer with the Commission are unrelated to the Company.  Specifically, Texhoma was a delinquent filer because it was unable to timely obtain an audit of a foreign acquisition of oil and gas properties in GAAP format, and was therefore unable to file its required Form 8-K disclosure and to obtain unaudited and audited financial statements moving forward, which resulted in Texhoma being unable to timely file its periodic reports.  Mr. Jacobs had correspondence with the Commission regarding such filing deficiencies and helped Texhoma in eventually obtaining audited financial statements for the acquisition.  The Company’s operations are significantly different than Texhoma’s as the Company’s acquisitions and operations are US based and not foreign.

Additionally, Mr. Jacobs has served as the Chief Executive Officer and Director of the Company since inception.  In connection with Texhoma, Mr. Jacobs became an officer and Director of a reporting filing company, which had several issues with its controls and procedures, corporate governance and share structure prior to Mr. Jacobs' appointment, and had already previously entered into a reverse merger transaction, which only complicated Texhoma’s share structure and accounting.

In connection with the outstanding claims by former independent contractors for accounts payable, those claims included claims by Mr. Jacobs' for back consulting fees and expenses he paid on behalf of Texhoma.

Mr. Jacobs entered into a Settlement and Mutual Release with Texhoma in

November 2007, as reported in Texhoma’s filings, and as such, Mr. Jacobs no longer has an affiliation with Texhoma.

Mr. Jacobs' does not believe that there is a significant risk of the Company being deficient in its filings, and does not agree with Texhoma’s current management’s assessment that “several deficiencies” existed “in connection with [Texhoma’s] public filings, financial reporting and general corporate governance,” at the time that Mr. Jacobs' left Texhoma.

Use of Proceeds

5.           You refer at page 6 to up to $485,000 in proceeds, which amount is inconsistent with the tabular disclosure that you include in this section. Revise this section to limit it to a statement making clear that you will receive absolutely no proceeds from this offering, and make parallel revisions at page 6. You may include under a separate caption following this section an explanation of how you would allocate any funds that might or might not be received in the event warrants are exercised.

RESPONSE:

The Company has updated its disclosures under “Summary of the Offering” and “Use of Proceeds” as you have requested.

Directors, Executive Officers, Promoters and Control Persons, Frank Jacobs

6.           Please clarify in the biographical information for Mr. Jacobs the periods during which he served as chief executive officer of Texhoma, and the periods during which he served as a consultant to such company. The current disclosure in the filing suggests that he served as both a consultant and chief executive officer during the period from January 2004 through April 2006.

RESPONSE:

The Amended Form SB-2 filing includes updated biographical information for Mr. Jacobs as you have requested.

Yours very truly,

/s/ John S. Gillies
                                                                John S. Gillies
                                                                Associate